April 9, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Document Control - EDGAR

RE: PROXY BOOK 1

    N-14 File Number: 333-157520
       Seligman Global Fund Series, Inc.
          Seligman Global Technology Fund (PROPOSAL 1)

    N-14 File Number: 333-157527
       Seligman Growth Fund, Inc. (PROPOSAL 2)

    N-14 File Number: 333-157517
       RiverSource Strategy Series, Inc.
          RiverSource Equity Value Fund (PROPOSAL 3)

    N-14 File Number: 333-157526
       Seligman Value Fund Series, Inc.
          Seligman Smaller-Cap Value Fund (PROPOSAL 4)

    PROXY BOOK 2

    N-14 File Number: 333-157525
       RiverSource Large Cap Series, Inc.
          RiverSource Disciplined Equity Fund
             (PROPOSALS 1(A) AND 1(B))

    PROXY BOOK 3

    N-14 File Number: 333-157557
       Seligman Municipal Fund Series, Inc.
          Seligman National Municipal Class
             (PROPOSALS 1-14)

    PROXY BOOK 4

    N-14 File Number: 333-157556
       RiverSource Market Advantage Series, Inc.
          RiverSource Portfolio Builder Total Equity Fund
             (PROPOSALS 1(A) AND 1(B))
          RiverSource Portfolio Builder Aggressive Fund
             (PROPOSAL 2)
          RiverSource Portfolio Builder Moderate Aggressive Fund
             (PROPOSAL 3)

    PROXY BOOK 5

    N-14 File Number: 333-157589
       RiverSource Diversified Income Series, Inc.
          RiverSource Diversified Bond Fund (PROPOSAL 1)

    N-14 File Number: 333-157587
       RiverSource Global Series, Inc.
          Threadneedle Emerging Markets Fund
              (PROPOSAL 2)
          Threadneedle Global Equity Fund (PROPOSAL 3)

    N-14 File Number: 333-157590
       RiverSource High Yield Income Series, Inc.
          RiverSource High Yield Bond Fund (PROPOSAL 4)

    N-14 File Number: 333-157586
       RiverSource Investment Series, Inc.
          RiverSource Balanced Fund (PROPOSAL 5)

    N-14 File Number: 333-157588
       RiverSource International Managers Series, Inc.
          RiverSource Partners International Select Growth Fund
             (PROPOSAL 6)

    N-14 File Number: 333-157592
       RiverSource Government Income Series, Inc.
          RiverSource Short Duration U.S. Government Fund (PROPOSAL 7)

Dear Ms. Mengiste:

This letter responds to your additional comment received by telephone on April 1, 2009 for the N-14 filings referenced above. The comment and response are outlined below:

     COMMENT: Confirm that the applicable Buying Fund and Selling Fund share classes exist for each proposed Reorganization.

     RESPONSE: The applicable share classes exist for each Buying Fund and Selling Fund involved in the proposed Reorganizations. For your reference we have provided a chart, attached as Exhibit A to this letter, which outlines the corresponding Buying Fund and Selling Fund series and class identifiers. With regard to certain Seligman Funds, share classes currently identified as Class R and Class I will be redesignated as Class R2 and Class R5, respectively, as a part of the integration-related work. These changes will occur after the effectiveness of the Form N-14 Registration Statements but prior to the Reorganization transactions and have been appropriately noted in Part A and Part B of the Form N-14 Registration Statements.

In connection with the above-referenced Registration Statements, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,


/s/ Christopher O. Petersen
-------------------------------------
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.

                                                                       EXHIBIT A

PROXY BOOK 1

PROPOSAL 1

N-14 File Number: 333-157520

              BUYING FUND                         SELLING FUND
------------------------------------   ------------------------------------
SELIGMAN GLOBAL                        RIVERSOURCE GLOBAL
FUND SERIES, INC.    CIK: 0000881466   SERIES, INC.         CIK: 0000842918
------------------   ---------------   ------------------   ---------------
Seligman Global                        RiverSource Global
   Technology Fund      S000009658        Technology Fund      S000003518
   Class A              C000026473        Class A              C000009749
   Class B              C000026474        Class B              C000009750
   Class C              C000026475        Class C              C000009751
   Class I*             C000075911        Class I              C000009747
   Class R4*            C000075909        Class R4             C000043014

* New share class established through Form N-1A for purposes of the reorganization.

PROPOSAL 2

N-14 File Number: 333-157527

                 BUYING FUND                                  SELLING FUND
--------------------------------------------   -----------------------------------------
SELIGMAN GROWTH                                RIVERSOURCE LARGE
FUND, INC.                   CIK: 0000316411   CAP SERIES, INC.          CIK: 0000049702
--------------------------   ---------------   -----------------------   ---------------
Seligman Growth Fund, Inc.      S000009569     RiverSource Growth Fund      S000003288
   Class A                      C000026136        Class A                   C000008746
   Class B                      C000026137        Class B                   C000008747
   Class C                      C000026138        Class C                   C000008748
   Class I*                     C000076414        Class I                   C000008749
   Class R (to be
   redesignated R2)             C000026141        Class R2                  C000042894
   Class R3*                    C000076415        Class R3                  C000042895
   Class R4*                    C000076416        Class R4                  C000042896
   Class I (to be
   redesignated R5)             C000026140        Class R5                  C000042897

* New share class established through Form N-1A for purposes of the reorganization.

PROPOSAL 3

N-14 File Number: 333-157517

                  BUYING FUND                                        SELLING FUND
-----------------------------------------------   --------------------------------------------------
RIVERSOURCE STRATEGY                              RIVERSOURCE LARGE CAP
SERIES, INC.                    CIK: 0000740146   SERIES, INC.                       CIK: 0000049702
-----------------------------   ----- ---------   --------------------------------   ---------------
RiverSource Equity Value Fund   S000003300        RiverSource Large Cap Value Fund   S000003290
   Class A                      C000008797           Class A                         C000008758
   Class B                      C000008798           Class B                         C000008759
   Class C                      C000008795           Class C                         C000008756
   Class I                      C000008796           Class I                         C000008760
   Class R2                     C000043049           Class R2                        C000042902
   Class R3                     C000043050           Class R3                        C000042903
   Class R4                     C000043051           Class R4                        C000042904
   Class R5                     C000043052           Class R5                        C000042905

PROPOSAL 4

N-14 File Number: 333-157526

                  BUYING FUND                                        SELLING FUND
-----------------------------------------------   --------------------------------------------------
SELIGMAN VALUE FUND                               RIVERSOURCE STRATEGY
SERIES, INC.                    CIK: 0001031594   SERIES, INC.                       CIK: 0000740146
-----------------------------   ---------------   --------------------------------   ---------------
Seligman Smaller-Cap                              RiverSource Small Cap
   Value Fund                   S000009592           Advantage Fund                  S000003302
   Class A                      C000026194           Class A                         C000008807
   Class B                      C000026195           Class B                         C000008808
   Class C                      C000026196           Class C                         C000008809
   Class I*                     C000076442           Class I                         C000008805
   Class R (to be
   redesignated R2)             C000026199           Class R2                        C000043058
   Class R3*                    C000076443           Class R3                        C000043059
   Class R4*                    C000076444           Class R4                        C000043060
   Class I (to be
   redesignated R5)             C000026198           Class R5                        C000043061

* New share class established through Form N-1A for purposes of the reorganization.

PROXY BOOK 2

PROPOSALS 1(A) AND 1(B)

N-14 File Number: 333-157525

               BUYING FUND                      SELLING FUND (PROPOSAL 1(A))            SELLING FUND (PROPOSAL 1(B))
-----------------------------------------   -----------------------------------   ---------------------------------------
RIVERSOURCE LARGE CAP                       RIVERSOURCE LARGE                     SELIGMAN COMMON STOCK
SERIES, INC.              CIK: 0000049702   CAP SERIES, INC.    CIK: 0000049702   FUND, INC.              CIK: 0000014358
-----------------------   ---------------   -----------------   ---------------   ---------------------   ---------------
RiverSource Disciplined                     RiverSource Large                     Seligman Common Stock   S000009548
   Equity Fund            S000003287           Cap Equity Fund  S000003289           Fund, Inc.
   Class A                C000008744           Class A          C000008752           Class A              C000026086
   Class B                C000008741           Class B          C000008753           Class B              C000026087
   Class C                C000008742           Class C          C000008754           Class C              C000026088
   Class I                C000008745           Class I          C000008751           --                   --
   Class R2               C000042888           Class R2         C000042898           Class R              C000026091
                                                                                     (to be
                                                                                     redesignated R2)
   Class R3               C000042889           Class R3         C000042899           --                   --
   Class R4               C000042890           Class R4         C000042900           --                   --
   Class R5               C000042891           Class R5         C000042901           Class I              C000026090
                                                                                     (to be
                                                                                     redesignated R5)

PROXY BOOK 3

PROPOSALS 1-14

N-14 File Number: 333-157557

                    BUYING FUND                                         SELLING FUNDS
--------------------------------------------  ------------------------------------------------------------
SELIGMAN MUNICIPAL FUND
   SERIES, INC.              CIK: 0000726291  SELIGMAN MUNICIPAL FUND SERIES, INC.         CIK: 0000726291
Seligman National Municipal  S000009600       Seligman Colorado Municipal Class            S000009605
     Class                                       Class A                                   C000026278
     Class A                 C000026263       Seligman Georgia Municipal Class             S000009606
                                                 Class A                                   C000026281
                                              Seligman Louisiana Municipal Class           S000009607
                                                 Class A                                   C000026284
                                              Seligman Maryland Municipal Class            S000009608
                                                 Class A                                   C000026287
                                              Seligman Massachusetts Municipal Class       S000009609
                                                 Class A                                   C000026290
                                              Seligman Michigan Municipal Class            S000009610
                                                 Class A                                   C000026293
                                              Seligman Missouri Municipal Class            S000009612
                                                 Class A                                   C000026299
                                              Seligman Ohio Municipal Class                S000009602
                                                 Class A                                   C000026269
                                              Seligman Oregon Municipal Class              S000009603
                                                 Class A                                   C000026272
                                              Seligman South Carolina Municipal Class      S000009604
                                                 Class A                                   C000026275
                                              SELIGMAN MUNICIPAL SERIES TRUST              CIK: 0000750756
                                              Seligman Florida Municipal Class             S000009616
                                                 Class A                                   C000026322
                                              Seligman North Carolina Municipal Series     S000009617
                                                 Class A                                   C000026325
                                              SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.     CIK: 0000813240
                                              Seligman New Jersey Municipal Fund, Inc.     S000009595
                                                 Class A                                   C000026207
                                              SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES  CIK: 0000793701
                                              Seligman Pennsylvania Municipal Fund Series  S000009596
                                                 Class A                                   C000026210

                    BUYING FUND                                         SELLING FUNDS
--------------------------------------------  ------------------------------------------------------------
SELIGMAN MUNICIPAL FUND
   SERIES, INC.              CIK: 0000726291  SELIGMAN MUNICIPAL FUND SERIES, INC.         CIK: 0000726291
Seligman National Municipal  S000009600       Seligman Colorado Municipal Class            S000009605
     Class                                       Class C                                   C000026279
Class C                      C000026264       Seligman Georgia Municipal Class             S000009606
                                                 Class C                                   C000026282
                                              Seligman Louisiana Municipal Class           S000009607
                                                 Class C                                   C000026285
                                              Seligman Maryland Municipal Class            S000009608
                                                 Class C                                   C000026288
                                              Seligman Massachusetts Municipal Class       S000009609
                                                 Class C                                   C000026291
                                              Seligman Michigan Municipal Class            S000009610
                                                 Class C                                   C000026294
                                              Seligman Missouri Municipal Class            S000009612
                                                 Class C                                   C000026300
                                              Seligman Ohio Municipal Class                S000009602
                                                 Class C                                   C000026270
                                              Seligman Oregon Municipal Class              S000009603
                                                 Class C                                   C000026273
                                              Seligman South Carolina Municipal Class      S000009604
                                                 Class C                                   C000026276
                                              SELIGMAN MUNICIPAL SERIES TRUST              CIK: 0000750756
                                              Seligman Florida Municipal Class             S000009616
                                                 Class C                                   C000026323
                                              Seligman North Carolina Municipal Series     S000009617
                                                 Class C                                   C000026326
                                              SELIGMAN NEW JERSEY MUNICIPAL FUND, INC.     CIK: 0000813240
                                              Seligman New Jersey Municipal Fund, Inc.     S000009595
                                                 Class C                                   C000026208
                                              SELIGMAN PENNSYLVANIA MUNICIPAL FUND SERIES  CIK: 0000793701
                                              Seligman Pennsylvania Municipal Fund Series  S000009596
                                                 Class C                                   C000026211

PROXY BOOK 4

PROPOSALS 1(A) AND 1(B)

N-14 File Number: 333-157556

             BUYING FUND                  SELLING FUND (PROPOSAL 1(A))       SELLING FUND (PROPOSAL 1(B))
------------------------------------   --------------------------------   --------------------------------
RIVERSOURCE MARKET                     SELIGMAN ASSET                     SELIGMAN ASSET
ADVANTAGE SERIES,                      ALLOCATION                         ALLOCATION
INC.                 CIK: 0000854669   SERIES, INC.     CIK: 0001092633   SERIES, INC.     CIK: 0001092633
------------------   ---------------   --------------   ---------------   --------------   ---------------
RiverSource                            Seligman Asset
   Portfolio                              Allocation                      Seligman Asset
   Builder Total                          Aggressive                         Allocation
   Equity Fund       S000003296           Growth Fund   S000009643           Growth Fund   S000009644
   Class A           C000008783           Class A       C000026407           Class A       C000026411
   Class B           C000008784           Class B       C000026408           Class B       C000026412
   Class C           C000008781           Class C       C000026409           Class C       C000026413

PROPOSAL 2

N-14 File Number: 333-157556

              BUYING FUND                                 SELLING FUND
---------------------------------------   -------------------------------------------
RIVERSOURCE MARKET                        SELIGMAN ASSET
ADVANTAGE SERIES,                         ALLOCATION
INC.                    CIK: 0000854669   SERIES, INC.                CIK: 0001092633
---------------------   ---------------   -------------------------   ---------------
RiverSource Portfolio
   Builder Aggressive                     Seligman Asset Allocation
   Fund                 S000003295           Moderate Growth Fund     S000009645
   Class A              C000008779           Class A                  C000026415
   Class B              C000008780           Class B                  C000026416
   Class C              C000008777           Class C                  C000026417

PROPOSAL 3

N-14 File Number: 333-157556

              BUYING FUND                                 SELLING FUND
---------------------------------------   -------------------------------------------
RIVERSOURCE MARKET                        SELIGMAN ASSET
ADVANTAGE SERIES,                         ALLOCATION SERIES,
INC.                    CIK: 0000854669   INC.                        CIK: 0001092633
---------------------   ---------------   -------------------------   ---------------
RiverSource Portfolio                     Seligman Asset
   Builder Moderate                          Allocation Balanced
   Aggressive Fund      S000003294           Fund                     S000009646
   Class A              C000008775           Class A                  C000026419
   Class B              C000008776           Class B                  C000026420
   Class C              C000008773           Class C                  C000026421

PROXY BOOK 5

PROPOSAL 1

N-14 File Number: 333-157589

              BUYING FUND                                 SELLING FUND
---------------------------------------   -------------------------------------------
RIVERSOURCE
DIVERSIFIED                               SELIGMAN CORE FIXED
INCOME SERIES, INC.     CIK: 0000049697   INCOME FUND, INC.           CIK: 0001142702
---------------------   ---------------   -------------------------   ---------------
RiverSource
   Diversified                            Seligman Core Fixed
   Bond Fund            S000003362           Income Fund, Inc.        S000002551
   Class A              C000009232           Class A                  C000007020
   Class B              C000009233           Class B                  C000007021
   Class C              C000009234           Class C                  C000007022
                                             Class R (to be
   Class R2             C000038360           redesignated R2)         C000007024
                                             Class I (to be
   Class R5             C000038362           redesignated R5)         C000008210

PROPOSAL 2

RiverSource N-14 File Number: 333-157587

              BUYING FUND                                 SELLING FUND
---------------------------------------   -------------------------------------------
RIVERSOURCE GLOBAL                        SELIGMAN GLOBAL FUND
SERIES, INC.            CIK: 0000842918   SERIES, INC.                CIK: 0000881466
---------------------   ---------------   -------------------------   ---------------
Threadneedle Emerging                     Seligman Emerging Markets
   Markets Fund         S000003513           Fund                     S000009654
   Class A              C000009727           Class A                  C000026449
   Class B              C000009728           Class B                  C000026450
   Class C              C000009724           Class C                  C000026451
                                             Class R (to be
   Class R2*            C000076523           redesignated R2)         C000026454
                                             Class I (to be
   Class R5             C000068287           redesignated R5)         C000026453

* New share class established through Form N-1A for purposes of the reorganization.

PROPOSAL 3

RiverSource N-14 File Number: 333-157587

                     BUYING FUND                                         SELLING FUND
--------------------------------------------------   ---------------------------------------------------
RIVERSOURCE GLOBAL SERIES, INC.    CIK: 0000842918   SELIGMAN GLOBAL FUND SERIES, INC.   CIK: 0000881466
-------------------------------    ---------------   ---------------------------------   ---------------
Threadneedle Global Equity Fund    S000003517        Seligman Global Growth Fund         S000009655
   Class A                         C000009744           Class A                          C000026455
   Class B                         C000009745           Class B                          C000026456
   Class C                         C000009743           Class C                          C000026457
                                                        Class R (to be
   Class R2                        C000043012           redesignated R2)                 C000026460
                                                        Class I (to be
   Class R5                        C000043010           redesignated R5)                 C000026459

PROPOSAL 4

N-14 File Number: 333-157590

                     BUYING FUND                                         SELLING FUND
--------------------------------------------------   ---------------------------------------------------
RIVERSOURCE HIGH YIELD INCOME                        SELIGMAN HIGH INCOME FUND
SERIES, INC.                       CIK: 0000728374   SERIES                              CIK: 0000752372
-------------------------------    ---------------   ---------------------------------   ---------------
RiverSource High Yield Bond Fund   S000003310        Seligman High-Yield Fund            S000002552
   Class A                         C000008857           Class A                          C000007025
   Class B                         C000008858           Class B                          C000007026
   Class C                         C000008859           Class C                          C000007027
                                                        Class R (to be
   Class R2                        C000042972           redesignated R2)                 C000007029
                                                        Class I (to be
   Class R5                        C000042975           redesignated R5)                 C000008211

PROPOSAL 5

N-14 File Number: 333-157586

                     BUYING FUND                                         SELLING FUND
--------------------------------------------------   ---------------------------------------------------
RIVERSOURCE INVESTMENT SERIES,                       SELIGMAN INCOME AND GROWTH
INC.                               CIK: 0000052347   FUND, INC.                          CIK: 0000100852
-------------------------------    ---------------   ---------------------------------   ---------------
RiverSource Balanced Fund          S000003395        Seligman Income and Growth
                                                        Fund, Inc.                       S000009562
   Class A                         C000009328           Class A                          C000026124
   Class B                         C000009329           Class B                          C000026125
   Class C                         C000009327           Class C                          C000026126
                                                        Class R (to be
   Class R2*                       C000076521           redesignated R2)                 C000026129
                                                        Class I (to be
   Class R5*                       C000076522           redesignated R5)                 C000026128

* New share class established through Form N-1A for purposes of the reorganization.

PROPOSAL 6

N-14 File Number: 333-157588

                BUYING FUND                                 SELLING FUND
-------------------------------------------   ----------------------------------------
RIVERSOURCE INTERNATIONAL                     SELIGMAN GLOBAL FUND
MANAGERS SERIES, INC.       CIK: 0001140531   SERIES, INC.             CIK: 0000881466
-------------------------   ---------------   ----------------------   ---------------
RiverSource Partners
   International Select                       Seligman International
   Growth Fund              S000003412           Growth Fund           S000009657
   Class A                  C000009429           Class A               C000026467
   Class B                  C000009430           Class B               C000026468
   Class C                  C000009427           Class C               C000026469
                                                 Class R (to be
   Class R2*                C000076526           redesignated R2)      C000026472
                                                 Class I (to be
   Class R5*                C000076527           redesignated R5)      C000026471

* New share class established through Form N-1A for purposes of the reorganization.

PROPOSAL 7

N-14 File Number: 333-157592

                 BUYING FUND                                  SELLING FUND
--------------------------------------------   ------------------------------------------
RIVERSOURCE GOVERNMENT                         SELIGMAN HIGH INCOME
INCOME SERIES, INC.          CIK: 0000764802   FUND SERIES                CIK: 0000752372
--------------------------   ---------------   ------------------------   ---------------
RiverSource Short Duration                     Seligman U.S. Government
   U.S. Government Fund      S000003306           Securities Fund         S000002553
   Class A                   C000008828           Class A                 C000007030
   Class B                   C000008829           Class B                 C000007031
   Class C                   C000008830           Class C                 C000007032
                                                  Class R (to be
   Class R2*                 C000076520           redesignated R2)        C000007034

* New share class established through Form N-1A for purposes of the reorganization.